Exhibit 99.1

Hut 8 Reports Operating and Financial Results for Q3 2023

Quarterly revenue of $17.0 million including $4.5 million from the high performance computing business

9,366 self-mined Bitcoin held in custody or pledged as collateral on September 30

TORONTO, ON, November 14, 2023 – Hut 8 Mining Corp. (Nasdaq | TSX: HUT) (“Hut 8” or the “Company”), one of North America’s largest, innovation-focused digital asset mining pioneers, and high performance computing infrastructure provider, announced its financial results for the quarter ended September 30, 2023 (“Q3 2023”). All dollar figures are in Canadian Dollars (“CAD”), unless otherwise stated.

“Our team continued to be laser-focused on closing our merger with USBTC in the third quarter, and made material progress in achieving key milestones, including securing shareholder approval of the merger and obtaining the final order approving the plan of arrangement from the Supreme Court of British Columbia,” said Jaime Leverton, CEO of Hut 8. “Now that the SEC has declared New Hut’s Registration Statement effective, we are working hard to close this transaction before the end of the month to form an organization that will be poised to capture upside by charting a new path in the industry as a uniquely diversified infrastructure-first company with increased access to more stable energy markets, new capex-light and scalable fiat-based revenue streams like hosting and managed services, strong high performance computing operations, and expanded proprietary mining operations across North America.”

“Throughout the third quarter, we weathered continued pressure on our mining business while realizing a modest increase in revenues from our high performance computing operations, which was driven by sales booked in the first half of 2023,” said Shenif Visram, CFO of Hut 8. “We have continued to focus on prudently managing our costs, which partially offset our mining results, while actively seeking ways to grow the business, including through opportunities like the court-approved stalking horse bid to acquire four natural gas facilities in Ontario totalling 310 MW which if successful, could provide us with both access to energy pricing certainty and future revenue generating optionality.”

Q3 2023 HIGHLIGHTS

•	Revenue decreased by $14.7 million to $17.0 million during the quarter ended September 30, 2023 compared to $31.7 million during the quarter ended September 30, 2022 (“Q3 2022”).

•
The Company mined 330 Bitcoin in the quarter ended September 30, 2023, an approximately 66% decrease compared to the quarter ended September 30, 2022, primarily due to an increase in average Bitcoin network difficulty causing a decrease in Bitcoin mined, the impact of the suspension of operations at the Company’s North Bay facility, a halt in the Company’s graphic processing units (“GPU”) mining activities due to the Ethereum network’s change in consensus mechanism from proof-of-work to proof-of-stake during Q3 2022, and ongoing electrical issues at the Company’s Drumheller facility.

•
The Company’s high performance computing (“HPC”) operations generated $4.5 million of primarily monthly recurring revenue in Q3 2023 compared to $4.4 million in Q3 2022 as a result of new sales partially offset by customer churn. The new sales do not reflect the recently signed five-year agreement with Interior Health, as the revenue earned from the agreement will commence later in 2023.

•
As previously reported, the Company encountered issues at the Drumheller site, primarily stemming from high energy input levels that have been causing miners to fail. This has materially reduced operations, which are currently at approximately 27% of our installed hash rate at the site. Throughout the remediation process, the team implemented new custom firmware across all miner models designed to lower the power supply’s maximum output voltage, ensuring our equipment operates within safe limits; increased repair staff and added an additional repair centre shift; and procured new hardware to expedite repairs and accelerate the speed at which we bring miners back online. The electrical issues at the Drumheller site were compounded by high energy rates in the third quarter which further increased curtailment at the site.

•	The Company’s installed hashrate was 2.6 EH/s (excluding the Company’s North Bay facility) as of September 30, 2023 compared to 2.6 EH/s as of June 30, 2023.

BITCOIN INVENTORY AND VALUE

As at September 30, 2023, the Company had a total self-mined Bitcoin balance held in custody or pledged as collateral of 9,366 with a market value of $341.4 million. During Q3 2023, 330 Bitcoin were mined and 100 Bitcoin were sold, for which the Company received proceeds of $3.9 million.

OPERATING AND FINANCIAL OVERVIEW

For the periods ended September 30	Three Months Ended		Nine Months Ended
(CAD thousands, except per share amounts)	2023	2022	2023	2022
Operating results
Digital assets mined	330	982	1,204	2,870

Financial results
Total revenue	$16,980	$31,671	$55,184	$128,849
Net (loss) income	(53,580)	(23,786)	38,210	(56,145)
Mining Profit (i)	3,802	9,300	9,592	57,113
Adjusted EBITDA (i)	(11,620)	9,418	121,720	(61,609)

Per share
Net income - basic	$(0.24)	$(0.12)	$0.17	$(0.31)
Net income - diluted	$(0.24)	$(0.12)	$0.17	$(0.31)
(i) Non-IFRS measure - see “Non-IFRS Measures” section below. Certain comparative figures have been restated where necessary to conform with current period presentation.

	As at
(CAD thousands)	September 30, 2023	December 31, 2022
Financial position
Cash	$21,140	$30,515
Total digital assets	341,660	203,627
Total assets	496,629	412,937
Total liabilities	99,250	61,547
Total shareholders’ equity	397,379	351,390
Working Capital (ii)	297,281	215,490
(ii) Calculated as current assets less current liabilities.

•
Revenue decreased by $14.7 million to $17.0 million during Q3 2023 compared to $31.7 million during Q3 2022. The Company mined 330 Bitcoin in Q3 2023, an approximately 66% decrease compared to Q3 2022, primarily due to an increase in average Bitcoin network difficulty resulting in a decrease in Bitcoin mined, a halt in the Company’s graphic processing units (“GPU”) mining activities due to the Ethereum network’s change in consensus mechanism from proof-of-work to proof-of-stake during Q3 2022, the impact of the suspension of operations at the Company’s North Bay facility, and ongoing electrical issues at the Company’s Drumheller facility which continued from the fourth quarter of 2022. The decline in revenue from the Company’s digital asset mining operations were also partially offset by a higher Digital Asset Revenue per Bitcoin Mined(i) due to the increase in the daily average closing Bitcoin price in the current quarter versus the comparative quarter. The Company’s HPC operations generated $4.5 million of primarily monthly recurring revenue in Q3 2023 compared to $4.4 million in Q3 2022 as a result of new sales partially offset by customer churn. The new sales do not reflect the recently signed five-year agreement with Interior Health, as the revenue earned from the agreement will commence later in 2023.

•
Cost of revenue consists of site operating costs and depreciation. The cost of revenue was $21.4 million for the third quarter of 2023 compared to $45.6 million in the period year period. Site operating costs consist primarily of electricity costs as well as personnel, network monitoring, and equipment repair and maintenance costs at our digital asset mining and HPC operations. Site operating costs for Q3 2023, were $11.2 million, of which $8.7 million were attributable to our mining operations and $2.5 million were attributable to our HPC operations. The site operating costs for Q3 2022 were $20.3 million, of which $18.0 million were attributable to our mining operations and $2.3 million were attributable to our HPC operations. The Mining Cost per Bitcoin(i) for Q3 2023 was $26,279 per Bitcoin, compared to $18,297 per Bitcoin in the prior year for the same quarter. The increase was due to higher power consumption per Bitcoin mined due to increased Bitcoin network difficulty, suspension of operations at the Company’s North Bay facility, and ongoing electrical issues at the Drumheller facility, which was partially offset by the Company’s decision to curtail, and lower average energy prices compared to prior year same quarter. The increase in site operating costs related to the HPC operations is primarily due to increased occupancy and repairs and maintenance to improve the Company’s facilities partially offset by lower software costs. Depreciation expense decreased to $10.2 million during Q3 2023 compared to $25.3 million in the same quarter of 2022, primarily driven by the lower net book value of digital asset mining plant and equipment after the recognition of a non-cash impairment charge during the fourth quarter of 2022 as part of annual impairment testing.

•
Net loss for Q3 2023 was $53.6 million and net loss per share was $0.24, compared to net loss of $23.8 million and net loss per share of $0.12 in the prior year’s quarter. The increase in net loss from Q3 2022 to Q3 2023 is primarily driven by the $20.0 million impairment of deposits related to the power purchase agreement with Validus Power Corp. (“Validus”) recorded in Q3 2023, and a loss on revaluation of digital assets recorded to income or loss with a change of negative $17.5 million, partially offset by an increase in gross profit of $9.5 million.

•
Mining Profit(i) was $3.8 million for Q3 2023, compared to $9.3 million in the prior year’s quarter. The decrease in Mining Profit(i) compared to the prior year’s quarter is mainly due to the lower quantity of Bitcoin mined due to increased Bitcoin network difficulty, halt in the Company’s GPU mining activities due to the Ethereum network’s change in consensus mechanism from proof-of-work to proof-of-stake during Q3 2022, the impact of the suspension of operations at the Company’s North Bay facility, and the ongoing electrical issues at the Company’s Drumheller facility noted above, and was partially offset by lower average power prices and a higher daily average closing Bitcoin price.

•
Adjusted EBITDA(i) was negative $11.6 million for Q3 2023, compared to a positive Adjusted EBITDA(i) of $9.4 million in the prior year’s quarter, primarily driven by a loss on revaluation of digital assets of $10.1 million versus a gain on revaluation of digital assets of $7.3 million in the comparative quarter, a lower digital asset Mining Profit(i).

For more information, please refer to the Company’s management’s discussion & analysis (the “MD&A”) and the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2023 and 2022. These documents are available on the Company’s website at hut8.com, under the Company’s SEDAR+ profile at www.sedarplus.ca, and under the Company’s EDGAR profile at www.sec.gov.

(i) Non-IFRS measure or ratio - see “Non-IFRS Measures and Ratios” section below. Certain comparative figures have been restated where necessary to conform with current period presentation.

NON-IFRS MEASURES AND RATIOS

This press release makes reference to certain measures and ratios that are not recognized under IFRS and do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”). They are therefore not necessarily comparable to similar measures or ratios presented by other companies. The Company uses non-IFRS measures and ratios including “Mining Profit”, “Adjusted EBITDA”, “Digital Asset Revenue per Bitcoin Mined”, and “Mining Cost per Bitcoin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective and should not be viewed as alternatives to, or replacements of, measures of operating results and liquidity presented in accordance with IFRS.

The following tables and definitions reconcile non-IFRS measures and ratios used by the Company to analyze the operational performance of Hut 8 to their nearest IFRS measure and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2023 and 2022.

Mining Profit

“Mining Profit” represents gross profit (revenue less cost of revenue), excluding depreciation and revenue and site operating costs directly attributable to hosting services and high performance computing operations. Mining Profit shows profitability of the Company’s core digital asset mining operation, without the impact of non-cash depreciation expense. Mining Profit measure provides investors the ability to assess the profitability of the mining operations exclusive of general and administrative expenses.

The following table reconciles gross (loss) profit to our non-IFRS measure, Mining Profit:

For the periods ended September 30	Three Months Ended		Nine Months Ended
(CAD thousands)	2023	2022	2023	2022
Gross (loss) profit	$(4,469)	$(13,940)	$(15,327)	$(1,326)

Add (deduct):
Revenue from hosting	–	–	–	(751)
Revenue from high performance computing	(4,506)	(4,403)	(13,193)	(12,404)
Site operating costs attributable to hosting and high performance computing	2,540	2,304	7,524	6,986
Depreciation	10,237	25,339	30,588	64,608
Mining Profit	$3,802	$9,300	$9,592	$57,113

Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA (net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization) adjusted to exclude non-cash share-based compensation, fair value gain or loss on revaluation of warrants, non-recurring impairment charges or reversals of impairment, and costs associated with one-time or non-recurring transactions. Adjusted EBITDA is used to assess profitability without the impact of non-recurring non-cash accounting policies, capital structure, taxation, and one-time or non-recurring transactions. This performance measure provides a consistent comparable metric for profitability of the Company across time periods.

The following table reconciles net (loss) income to our non-IFRS measure, Adjusted EBITDA:

For the periods ended September 30	Three Months Ended		Nine Months Ended
(CAD thousands)	2023	2022	2023	2022
Net (loss) income	$(53,580)	$(23,786)	$38,210	$(56,145)

Add (deduct):
Net finance expense	2,487	1,865	5,356	4,700
Depreciation and amortization	10,413	25,683	31,118	65,524
Impairment of deposits related to power purchase agreement	20,000	–	20,000	–
Share based payment	2,258	1,895	7,770	5,171
Foreign exchange loss	1,024	844	733	1,528
One-time transaction costs	2,423	–	17,598	1,611
North Bay decommissioning costs	140	–	1,059	–
Deferred income tax expense	3,127	–	–	9,593
Sales tax expense	–	–	–	913
Loss (gain) on revaluation of warrants	–	2,917	(212)	(94,504)
Gain on lease liability remeasurement	(339)	–	(339)	–
Loss on sale of plant and equipment	427	–	427	–
Adjusted EBITDA	$(11,620)	$9,418	$121,720	$(61,609)

Digital Asset Revenue per Bitcoin Mined

“Digital Asset Revenue per Bitcoin Mined” represents revenue, excluding revenue from hosting services and high performance computing operations, measured on a per Bitcoin mined basis during a period. Digital Asset Revenue per Bitcoin Mined is used and provides investors the ability to assess the average revenue earned per Bitcoin mined during a period by the Company’s digital asset mining operations.

The following table reconciles revenue to our non-IFRS ratio, Digital Asset Revenue per Bitcoin Mined:

For the three months ended (CAD thousands, except per Bitcoin amounts)	September 30, 2023 Q3	September 30, 2022 Q3
Revenue	$16,980	$31,671

Deduct:
Revenue from high performance computing	(4,506)	(4,403)
Digital asset revenue	12,474	27,268

Divided by:
Number of Bitcoin mined	330	982
Digital Asset Revenue per Bitcoin Mined	$37,800	$27,768

Mining Cost per Bitcoin

“Mining Cost per Bitcoin” represents the cost of revenue, excluding site operating costs attributable to hosting services and high performance computing operations, and depreciation, measured on a per Bitcoin mined basis during a period. Mining Cost per Bitcoin is used and provides the investors the ability to evaluate the efficiency of the Company’s digital asset mining operations exclusive of general and administrative expenses.

The following table reconciles cost of revenue to our non-IFRS ratio, Mining Cost per Bitcoin:

For the periods ended September 30	Three Months Ended		Nine Months Ended
(CAD thousands, except per Bitcoin amounts)	2023	2022	2023	2022
Cost of revenue	$(21,449)	$(45,611)	$(70,511)	$(130,175)

Add (deduct):
Site operating costs attributable to hosting and high performance computing	2,540	2,304	7,524	6,986
Depreciation	10,237	25,339	30,588	64,608
Mining cost	(8,672)	(17,968)	(32,399)	(58,581)

Divided by:
Number of Bitcoin mined	330	982	1,204	2,870
Mining Cost per Bitcoin	$(26,279)	$(18,297)	$(26,909)	$(20,411)

CORPORATE UPDATES

Hut 8 and U.S. Data Mining Group, Inc., doing business as US Bitcoin Corp (“USBTC”) continue to make progress on the proposed business combination pursuant to which the two companies will combine in all-stock merger of equals (the “Transaction”). The combined company will be named “Hut 8 Corp.” (“New Hut”) and will be a U.S.-domiciled entity. The Transaction is expected to establish New Hut as a large scale, publicly traded Bitcoin miner focused on economical mining, highly diversified revenue streams, and industry leading environmental, social, and governance (ESG) practices.

On September 13, 2023, Hut 8 announced that at a special meeting of the Company’s shareholders, shareholders voted in favour of the resolutions, approving the Transaction. On September 18, 2023, the Company announced that it obtained a final order approving the plan of arrangement with USBTC from the Supreme Court of British Columbia.

On July 17, August 24, and September 19, 2023, respectively, the Company announced that it filed further amendments to its registration statement on Form S-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”).

On November 9, the Registration Statement was declared effective by the SEC.

The Transaction is particularly strategic as it will establish New Hut with geographic diversity across its self-mining business, which will include differentiated energy sources in a variety of markets and improve efficiencies at the miner level by using proprietary, purpose-built software that can identify and mitigate machine and energy price issues in real-time. Notably, it will further diversify capex-light fiat revenue lines of business by adding USBTC’s 220 MW hosting and 680 MW managed services businesses to Hut 8’s existing HPC and repair centre operations. Completion of the Transaction is subject to USBTC stockholder approval and other customary closing conditions. Hut 8 expects the Transaction to close by November 30, 2023.

On August 11, 2023, the Company announced that it entered into a transaction support agreement (the “Support Agreement”) with Macquarie Equipment Finance Ltd. (“Macquarie”) a subsidiary of Macquarie Group Limited, a global financial services group, in support of an opportunity to potentially acquire certain assets of Validus and Validus’ subsidiaries (collectively, the “Validus Entities”). Validus was previously a supplier of energy to the Company’s mining facility in North Bay, Ontario. Macquarie is a secured creditor of the Validus Entities under an existing secured lease and participation agreement.

Pursuant to an order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) issued on August 10, 2023, on application by Macquarie, KSV Restructuring Inc. (“KSV”), a licensed insolvency trustee with extensive experience in receivership mandates, was appointed as receiver of the property, assets, and undertakings of the Validus Entities (KSV in such capacity, the “Receiver”).

Subject to the satisfaction of certain conditions, under the terms of the Support Agreement, a stalking horse bid (the “Stalking Horse Bid”) is to be submitted to the Receiver in support of a proposed sale and investment solicitation process to be carried out in respect of the Validus Entities.

On November 3, 2023, the Company announced that it received approval from the Court to submit a stalking horse bid as part of the Support Agreement. In connection with the Stalking Horse Bid, the Court has also approved the implementation of a sale and investment solicitation process (“SISP”) to be carried out in respect of the Validus Entities.

If the Stalking Horse Bid is ultimately declared the successful bid in the SISP, as further approved by the Court, and completed in accordance with its terms, a new Ontario subsidiary of the Company (“BidCo”) will become the owner of the assets of certain Validus Entities.  Macquarie will receive a minority equity interest in BidCo of approximately 20% and a subsidiary of Hut 8 will be the majority owner with the remaining approximately 80%. On completion of the Stalking Horse Bid in accordance with the SISP, BidCo would acquire, free and clear of any encumbrances (excluding certain permitted encumbrances) four natural gas power plants located in Ontario:

•	40 MW facility in Kapuskasing
•	110 MW facility in Kingston
•	120 MW facility in Iroquois Falls
•	40 MW facility and Bitcoin mine in North Bay

In addition, a successful stalking horse bid is expected to result in the full and final resolution of all litigation claims and counterclaims currently pending between Hut 8 and certain Validus Entities. Further details in respect of any stalking horse bid will be provided if and as conditions warrant and subject to, among other things, the acceptance of a Stalking Horse Bid by the Receiver and approval of the Court.

CONFERENCE CALL

Hut 8 Mining Q3 2023 webcast will commence at 10 a.m. ET, today.

To join the live webcast, please visit https://ow.ly/UzQJ50Q3GnE

Analyst Coverage of Hut 8 Mining:

A full list of Hut 8 Mining analyst coverage can be found here: https://hut8.com/investors/

About Hut 8

Through innovation, imagination, and passion, Hut 8’s seasoned executive team is bullish on building and operating computing infrastructure that powers Bitcoin mining, traditional data centres, and emerging technologies like AI and machine learning. Hut 8’s infrastructure portfolio includes seven sites: five high performance computing data centres across British Columbia and Ontario that offer cloud, co-location, managed services, A.I., machine learning, and VFX rendering computing solutions, and two Bitcoin mining sites located in Southern Alberta. Long-distinguished for its unique treasury strategy, Hut 8 has one of the highest inventories of self-mined Bitcoin of any publicly-traded company globally. Follow us on X (formerly known as Twitter) at @Hut8Mining.

FORWARD-LOOKING INFORMATION

This press release includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Specifically, such forward-looking information included in this press release include, but are not limited to, statements with respect to the following: the Company’s position and ability to seize opportunities in the digital asset industry; the Company’s ability to advance the HODL strategy in the long-term; the Company’s growth strategy; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the Bitcoin industry generally; projected hash rate, expenses and profitability; the ability of the Company to react to digital asset price volatility; fluctuating power and energy costs; the ability of the Company to navigate increased network difficulty; the remediation of the operational issues at the Company’s Drumheller facility, and the timing thereof; the expected outcomes of the Transaction, including New Hut’s assets and financial position; the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, USBTC stockholder approval, stock exchange approvals and satisfaction of other closing customary conditions; the expected timing of the closing of the Transaction; the expected synergies related to the Transaction in respect of strategy, operations and other matters; projections related to expansion;  expectations related to New Hut’s hashrate and self-mining capacity; expected ESG efforts and commitments; and the ability of New Hut to execute on future opportunities; the timing and completion (if at all) of a Stalking Horse Bid; the timing and completion (if at all) of a proposed sale and investment solicitation process; the timing of the proceedings in respect of the Receiver; and the expected resolution of litigation claims between Hut 8 and certain Validus Entities.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding the level of demand and financial performance of the digital asset industry; effective tax rates; the U.S./Canadian dollar exchange rate; inflation; access to capital; timing and receipt of regulatory approvals; acquisition and divestiture activities, operational expenses, returns on investments, transaction costs, fluctuations in energy prices and the Company’s energy requirements, the ability to obtain requisite approvals and the satisfaction of other conditions to the consummation of the Transaction and the Stalking Horse Bid on the proposed terms or at all; the anticipated timeline for the completion of the Transaction and the Stalking Horse Bid; the ability to realize the anticipated benefits of the Transaction and the Stalking Horse Bid; the ability to implement the business plan for New Hut, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the potential impact of the consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; and the outcome of any litigation proceedings in respect of the Company’s legal dispute with Validus.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; erroneous transactions; reliance on a limited number of key employees; reliance on third party mining pool service providers; regulatory changes; classification and tax changes; momentum pricing risk; fraud and failure related to digital asset exchanges; difficulty in obtaining banking services and financing; difficulty in obtaining insurance, permits and licenses; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; climate change; currency risk, lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; inflationary pressures and the rising cost of capital; changes in network and infrastructure; system interruption; changes in leasing arrangements; counterparty risk; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites; the Company’s and USBTC’s ability to establish and maintain strategic collaborations, licensing or other arrangements, and the terms of and timing such arrangements; the timing to consummate the Transaction; the failure to satisfy the conditions to close the Transaction; the inherent risks, costs and uncertainties associated with not achieving all or any of the anticipated benefits and synergies of the Transaction, or the risk that the anticipated benefits and synergies of the Transaction may not be fully realized or take longer to realize than expected; the timing and completion (if at all) of the Stalking Horse Bid; statements with respect to the SISP; and the expected resolution of litigation claims between Hut 8 and certain Validus Entities; the ability to implement business plans, forecasts, and other expectations; the ability to identify and realize additional opportunities and other risks related to the digital asset mining and data centre business. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 9, 2023, and Hut 8’s other continuous disclosure documents which are available on Company’s website at hut8.com, under the Company’s SEDAR+ profile at www.sedarplus.ca and under the Company’s EDGAR profile at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8, USBTC, or New Hut; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the transaction, that, if completed, would result in New Hut becoming a new public company, New Hut has filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission’s (“SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Registration Statement, including any amendments thereto, the Hut 8 meeting circular, as well as other documents filed or to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials do and will contain important information about USBTC, Hut 8, New Hut and the transaction. New Hut also has, and will, file other documents regarding the transaction with the SEC. This press release is not a substitute for the Registration Statement or any other documents that may be sent to Hut 8’s shareholders or USBTC’s stockholders in connection with the transaction. Investors and security holders are or will be able to obtain free copies of the Registration Statement and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

NO OFFER OR SOLICITATION

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.

INVESTOR CONTACT:

Sue Ennis
sue@hut8.io

MEDIA CONTACT:

Erin Dermer
erin.dermer@hut8.io